January 4, 2007

Mr. James Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Dear Mr. Rosenberg:

This is in further reply to the Staff’s comment letter dated July 19, 2006, commenting on Columbia Laboratories, Inc.’s (hereinafter the “Company”) Form 10-K for the year ended December 31, 2005, and the Company’s Form 10-Q for the quarter ended March 31, 2006; supplements the Company’s reply letters of August 23, and December 15, 2006, and follows up on a telephone conference with Ms. Amy Bruckner, Staff Accountant, on January 3, 2007.

The Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

o	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

o
the Division of Enforcement has access to all information the Company provides to the Staff of the Division of Corporation Finance in its review of the filing and in response to its comment on the filing.

If you have further questions, or the responses require further explanation, please do not hesitate to contact me at 973-486-8860.

Very truly yours,

/S/ James Meer

James Meer
Senior Vice President, Chief Financial Officer,
and Treasurer
Columbia Laboratories, Inc.